[ALLP Letterhead]

VIA EDGAR

September 26, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

Division of Corporation Finance

Re:	Acceleration Request for Andeavor Logistics LP Registration Statement on Form S-4 (File No. 333-220088)

Dear Ms. Nguyen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Andeavor Logistics LP (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective as of, 4:30 p.m., Eastern Time, on September 27, 2017, or as soon as possible thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Registrant or by any lawyer with Latham & Watkins LLP.

In making this acceleration request, the Registrant is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant

Loan Lauren P. Nguyen

September 26, 2017

from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Debbie Yee at Latham & Watkins LLP via telephone at (713) 546-7429 or via e-mail at debbie.yee@lw.com.

Sincerely, Andeavor Logistics LP

By:	Tesoro Logistics GP, LLC Its General Partner

/s/ Kim K. W. Rucker
Name:	Kim K. W. Rucker
Title:	General Counsel

cc:	Sean T. Wheeler
Debbie Yee
(Latham & Watkins LLP)